FOR IMMEDIATE RELEASE: February 18, 2009	PR 09-04

Atna Reports Reserve Increase and Updated Mine Plan for the
Briggs Mine in California

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) is pleased to announce that it has completed a study that has significantly increased open pit ore reserves at the Briggs Mine in Inyo County, California. The study estimates that the project has open pit proven and probable reserves containing 267,000 ounces of gold grading 0.021oz/ton, a 77 percent increase over the previous reserve estimate, dated May 8, 2008. An additional 650,367 tons of inferred resource containing 9,510 ounces of gold are contained within the pit shell limits, but are not included in the reserves. An updated technical report (“Technical Report”) will be filed shortly.  Open pit mining is underway and construction of the leach pad expansion has been completed. Crushing of stockpiled ore is expected to commence in early March, with first gold production expected in April 2009.

The new mine plan completed for the study projects a mine life of six years. The plan produces approximately 213,000 ounces of gold with an annual average full year production rate that ranges from 40,000 to 50,000 ounces per year during the years 2010 to 2013 with residual gold recovery in 2014. Gold production and sales for 2009 is expected to be over 20,000 ounces. Life-of-mine cash cost and full cost is projected to be $468 and $587 per ounce of gold, respectively.  Life-of-mine pre-tax cash flow at a gold price of $750 is approximately $36 million net of capital recapture including sustaining capital and project closure costs. Cash flow increases by over $20 million for every $100 increase in gold price.

Diesel consumption is estimated to be 44 gallons per ounce of gold produced. The above economics were based on a delivered diesel price of $1.90 per gallon. Approximately $7.0 million in capital has been spent on the project with an additional $7.5 million of work underway or nearly complete. Life-of-mine sustaining capital is approximately $11.4 million including payment of capitalized leases on leased mining units and engine replacements required to meet stringent California diesel emissions standards. All amounts are in United States dollars, unless otherwise noted and all units are in imperial measures.

The report details an estimate of mineral reserves and mineral resources, which are summarized in the tables below.

Mineral Reserves (1,2,3,4&5)
Category	Tons (1,000)	Gold – oz/ton	Contained Gold Ounces
Proven	6,389	0.023	147,000
Probable	6,075	0.020	120,000
Total	12,465	0.021	267,000

1)	Gold price of US$750 per ounce (2009 dollars)
2)	Strip ratio of 2.2 tons of waste per ton of ore
3)	Included within total mineral resource
4)	Internal incremental economic cutoff grade of 0.007 oz/ton
5)	All reserves are included within the Briggs permit boundary; GT South pushback requires modification of reclamation plan for mining

Estimate of Resource (1)
	Cut-Off Grade	Tons	Gold Grade	Contained Gold
Classification	(oz/ton)	(1,000)	(oz/ton)	(Ounces)
Measured	0.01	8,997	0.028	249,000
Indicated*	0.01	11,691	0.026	301,000
Measured + Indicated	0.01	20,688	0.027	550,000
Inferred	0.01	6,686	0.026	175,000

1)	Proven and probable reserves are included in the above resource

Definitions used in this release are consistent with those adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in December 2005, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 and Form 43-101F1, Standards of Disclosure for Mineral Projects. The measured and indicated resources stated above include reserves, which are a sub-set of resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

Qualified Persons
This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

Mr. Alan Noble, Ore Reserves Engineering of Lakewood, Colorado, Registered Professional Engineer, State of Colorado, is acting as the independent qualified person in the preparation of “Technical Report on the Briggs Mine Project”.

Mr. Mike Read, Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the ore reserve estimate and mine plan and is the independent qualified person for those sections of the technical report.

 For additional information on Atna Resources and the Briggs Project, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation,   Forward-looking statements are statements that are not historical fact.  They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices, accidents and other risks associated with mining exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans, that will prevent it from restarting or expanding mining operations at the Briggs Mine and associated satellite deposits, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com